CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MAR. 31, 2013
Earnings from continuing operations	$27,133		$160,749
Undistributed equity loss from investees	—		1
Income taxes	13,081		64,997
Earnings from continuing operations before income taxes	$40,214		$225,747
Fixed charges:
Interest	$21,054		$84,061
Amortization of debt expense, premium, net	777		3,251
Portion of rentals representative of an interest factor	129		503
Interest of capitalized lease	168		1,238
Total fixed charges	$22,128		$89,053
Earnings from continuing operations before income taxes	$40,214		$225,747
Plus: total fixed charges from above	22,128		89,053
Plus: amortization of capitalized interest	128		511
Earnings from continuing operations before income taxes and fixed charges	$62,470		$315,311
Ratio of earnings to fixed charges	2.82	X	3.54	X